SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Commission File Number: 000-11552 CUSIP NUMBER: 879913200
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
TeleVideo, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2345 Harris Way
Address of Principal Executive Office (Street and Number)

San Jose, CA 95131
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below, in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the financial statements of TeleVideo, Inc. (the "Registrant") will not be completed by June 15, 2005, the last day for a timely filing of its Quarterly Report on Form 10-Q for the period ended April 30, 2005, pursuant to Rule 0-2 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant has restated its financial statements for fiscal years 2001 and 2002 and for quarters from January 31, 2001 to July 31, 2003, resulting in delays of filing of forms 10-K for fiscal years 2003 and 2004. The Registrant will be unable to timely file its April 30, 2005 10-Q, because management requires additional time to accumulate information needed for the filing and for the executive officers and directors to complete their review of the filing, without unreasonable effort and expense.

However, Registrant has only recently filed its 10K for fiscal 2004, on June 9, 2005. Registrant believes that the reasons for the changes in results described in the above paragraph have been fully disclosed in the Form 10K, namely the pending sale of assets of the Registrant to a third-party company. Therefore, Registrant does not believe that the delay in filing will unduly burden the holders of Registrant's common stock.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard Kim	408	955-7740
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Annex A attached hereto.

TELEVIDEO, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 15, 2005	By	/s/ Richard Kim
Richard Kim
Vice President of Marketing and Acting Chief Financial Officer

ANNEX A

The Registrant expects that the Consolidated Statements of Operations for the three-month period ended April 30, 2005 will show significant changes from the results of operations for the three-month period ended April 30, 2004 as follows:
Total net sales is expected to be approximately $1.4 million in the second quarter of the fiscal year 2005, compared to approximately $2.2 million in the same period of fiscal 2004. Cost of sales is expected to be of approximately $1.1 million in the second quarter of fiscal 2005, compared to approximately $1.7 million in the same period of fiscal 2004. Net loss is expected to be of approximately $0.6 million for the second quarter of fiscal 2005, compared to approximately $0.5 million for the same period of fiscal 2004.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).